BEST AVAILABLE COPY

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

1289 3/3

MAY 1 9 2004

Argent Securities Inc.
Exact Name of Registrant as Specified in Charter

0001286260
Registrant CIK Number

Form 8-K, May 19, 2004, Series 2004-W7

333-109164-08

Name of Person Filing the Document
(If Other than the Registrant)

04053761

PROCESSED

MAY 28 2004

THOMSON
FINANCIAL

[TPW: NYLEGAL:234343.1] 19960-00035 05/18/04 06:13pm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: __MAY 19, 2004__

ARGENT SECURITIES INC.

By: _____
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

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* The Mortgage Loan Schedule has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.